UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

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                           FORM 12b-25
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                   NOTIFICATION OF LATE FILING

                          (Check One):

[X]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q  [ ]Form N-SAR


             For the Period Ended: December 31, 2001
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     Nothing in this Form shall be construed to imply that the
Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


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                 Part I - Registrant Information
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Full Name of Registrant: AccessPoint Corporation

Former Name if Applicable:  N/A

Address of Principal Executive Office:

     6101 W. Century Boulevard, 2nd Floor
     Los Angeles, California 90045

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                Part II - Rules 12b-25(b) and (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:
(Check box if appropriate)

     |    (a)  The reasons described in reasonable detail in Part
     |    III of this form could not be eliminated without
     |    unreasonable effort or expense;
     |
     |    (b)  The subject annual report, semi-annual report, or
     |    transition report or portion thereof will be filed on
     |    or before the fifteenth calendar day following the
[X]  |    prescribed due date; or the subject quarterly report or
     |    transition report on Form l0-Q or portion thereof will
     |    be filed on or before the fifth calendar day following
     |    the prescribed due date; and
     |
     |    (c)  The accountant's statement or other exhibit
     |    required by Rule 12b-25(c) has been attached if
     |    applicable.


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                      Part III - Narrative
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     State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     Management is awaiting review by and approval of the Company's auditors of the Form 10-KSB and finalization of the financial reports therein for the period ended December 31, 2001.
As a result, additional time is needed to file the report.


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                   Part IV - Other Information
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     (1) Name and telephone number of person to contact in regard to this notification:

           Christine Crocker           (310) 642-4055
                (Name)               (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed?
     If answer is no, identify report(s).
                                                  [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [ ] Yes  [X] No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                     ACCESSPOINT CORPORATION
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  March 29, 2002

                             ACCESSPOINT CORPORATION

                             /s/ Marcia Allen
                             ---------------------
                             Marcia Allen,
                             President
                             AccessPoint Corporation
                             6101 W. Century Boulevard, 2nd Floor
                             Los Angeles, California 90045
                             (310) 642-4055


                            ATTENTION

     Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).